

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 29, 2010

Scott N. Semel
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street
Waltham, MA 02451

> **Re: Novell, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 27, 2010**
> **File No. 000-13351**

Dear Mr. Semel:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: <u>Via facsimile at (617) 573-4822</u>
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP